Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-589-2285
Orion Engineered Carbons S.A. Announces
Second Quarter 2019 Financial Results
Houston, TX - August 1, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced second quarter 2019 financial results
Second Quarter 2019 Highlights

•	Net sales increased by $7.4 million to $399.0 million compared to $391.6 million in the second quarter of 2018

•
Net Income of $24.7 million and basic EPS of $0.41 versus $53.1 million and $0.89 in second quarter of 2018. Prior year includes restructuring gains net of tax of $20.8 million and an EPS impact of $0.35

•	Adjusted EPS[1] of $0.53 versus $0.66 in second quarter of 2018

•
Net cash provided by operating activities increased by $48.0 million during second quarter of 2019 to $74.1 million for the first six months of 2019 versus $38.8 million for the first six months of 2018

•	Total Carbon Black volumes decreased year over year by 1.9% to 270.5 kmt against a record second quarter in 2018 but increased by 1.0% taking plant consolidation in South Korea into account

•	Sequentially volumes increased 2.9% compared to first quarter 2019 volumes of 262.8 kmt

•	Adjusted EBITDA[1] of $71.5 million compared to $81.1 million in the second quarter of 2018

•	Specialty Carbon Black Adjusted EBITDA of $31.0 million and record Rubber Carbon Black Adjusted EBITDA of $40.5 million in the second quarter of 2019
1) See below for a reconciliation of non-GAAP financial measures to the most directly comparable US-GAAP measures

“Our performance in this quarter delivered results that improved strongly over prior quarter despite a challenging market environment. The results were down as compared to the prior year's record second quarter, but generally in line with what we had expected when we released our first quarter 2019 results. Nonetheless, while we delivered increases in Specialty volumes both year over year and sequentially compared to Q1, product mix continued to be weaker based on end market performance and as customers manage their supply chains to minimize volumes in premium products in an uncertain trading environment. However, despite these tougher market conditions, our Rubber Carbon Black business performed very well delivering record quarterly results with growth in Adjusted EBITDA, due to price increases and stable volumes, along with an improved mechanical rubber goods mix. Even with these results our Rubber segment, however, remains short of earning its cost of capital. As a result, we have implemented surcharges and announced price increases to continue the upward progression of this business segment to financially satisfactory results.
We remain mobilized around actions within our control, as we stepped up our efforts to qualify new products with our customers, progressed a number of key marketing programs, and continued to build out a strong management team with three new executives joining Orion during the quarter. In addition, subsequent to the quarter end, Orion was admitted into the Russell 2000 Index, and the Company published its first sustainability report. Most importantly, we are proactively managing our capital investments with a clear line of sight on delivering strong free cash flow, to support our strong commitment to our dividend while providing the business with the necessary cash for ongoing business,” said Corning Painter, Chief Executive Officer.

ORION ENGINEERED CARBONS
	Q2 2019	Q2 2018	Y-o-Y Comparison in %
Volume (kmt)	270.5	275.6	(1.9)%
Net sales in USD million	399.0	391.6	1.9%
Contribution Margin in USD million	143.4	155.1	(7.5)%
Contribution Margin per metric ton in USD	530.3	562.8	(5.8)%
Income from Operations (EBIT) in USD million (excluding land sale) (1)	41.5	52.7	(21.3)%
Income from Operations (EBIT) in USD million	41.5	82.5	(49.7)%
Adjusted EBITDA in USD million	71.5	81.1	(11.9)%
Net Income in USD million (excluding land sale) (1)	24.7	32.3	(23.3)%
Net Income in USD million	24.7	53.1	(53.4)%
Basic EPS in USD (2)	0.41	0.89	$(0.48)
Adjusted EPS in USD (3)	0.53	0.66	$(0.13)

(1)
Impact of Rubber restructuring/land sale gain in South Korea (USD 29.8 million pre-tax and USD 20.8 net of tax assuming a corporate tax rate of 30%) is excluded from the Q2 2018 figures to provide for a comparison on a like-to-like basis.

(2)	Basic EPS calculated using Net Income and weighted number of shares outstanding in the respective quarter.

(3)
Adjusted EPS calculated using Net Income for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Second Quarter 2019 Overview
Adjusted for the plant consolidation in South Korea, volumes increased by 1.0% versus the same period in the prior year. The growth was principally due to stronger demand in the Specialty segment largely from improved Asian demand. Excluding the impact of the Korean plant closure, total volumes decreased by 1.9%, or 5.2 kmt, to 270.5 kmt compared to the same period in the prior year. On a sequential quarterly basis, volumes increased by 2.9%, primarily due to improved demand in the Specialty segment.
Net sales increased by $7.4 million, or 1.9%, to $399.0 million versus the same period in the prior year primarily as a result of the pass through of higher feedstock costs to customers and base price increases, offset by mix and foreign exchange translation effects. Net sales increased by 3.7% versus the first quarter of 2019.
Contribution Margin decreased by $11.7 million, or 7.5%, to $143.4 million compared to the same period in the prior year despite base price increases in Rubber and increase in volumes in Specialty. The decrease reflects negative foreign exchange rate translation effects, negative product and regional mix in Specialty, negative feedstock differentials and lower overhead cost recovery asso ciated with inventory reductions. Sequentially versus the first quarter of 2019, Contribution Margin rose by 5.2% reflecting mainly volume increase.
Income from operations decreased by $11.2 million, or 21.3%, to $41.5 million from the same period in the prior year excluding the net gain of $29.8 million on the land sale in South Korea in 2018. This adjusted decrease is mainly driven by the decrease in Contribution Margin. Unadjusted for the land sale in South Korea, income from operations decreased from $82.5 million to $41.5 million.
Adjusted EBITDA decreased by $9.6 million, or 11.9% to $71.5 million compared the same period in the prior year, reflecting the decrease in Contribution Margin partially offset by positive foreign exchange translation effects associated with fixed costs. On a sequential basis Adjusted EBITDA increased by $7.0 million, or 10.8%, from $64.6 million in the first quarter of 2019 on the back of increased volumes and lower feedstock timing effects.
Net Income in the second quarter of 2019 decreased by $7.5 million compared to the same period in the prior year before considering the gain on the sale of the land in South Korea associated with the plant consolidation in South Korea which amounted to $20.8 million net of tax. Not excluding the land sale gain, the second quarter 2019 net income decreased by $28.3 million to $24.7 million compared to the same period in the prior year.
Quarterly Business Segment Results

SPECIALTY CARBON BLACK
	Q2 2019	Q2 2018	Y-o-Y Comparison in %
Volume (kmt)	69.9	67.8	3.0%
Net sales in USD million	139.3	142.7	(2.4)%
Gross Profit in USD million	44.4	58.0	(23.5)%
Gross Profit/metric ton in USD	635.7	856.1	(25.8)%
Adjusted EBITDA in USD million	31.0	45.2	(31.4)%
Adjusted EBITDA/metric ton in USD	444.2	667.0	(33.4)%
Adjusted EBITDA Margin (%)	22.3	31.7
Volumes for the Specialty Carbon Black business increased by 3.0% in the second quarter of 2019 from 67.8 kmt in the second quarter of 2018, as a result of improvement in market demand mainly in Asia. On a sequential basis, volumes increased by 9.2% against the first quarter of 2019 as a result of improved market demand.
Net sales decreased 2.4% to $139.3 million in the second quarter of 2019 as compared to the second quarter of 2018, mainly due to mix and negative foreign exchange rate translation effects, partially offset by higher volumes and base price improvements. Net sales sequentially against the first quarter of 2019 increased by 5.9%.
Gross profit decreased by $13.6 million, or 23.5% to $44.4 million, in the second quarter of 2019 as compared to the second quarter of 2018, due to the negative product mix, negative foreign exchange rate translation effects and lower overhead absorption due to decreases in inventory, partially offset by improved sales volumes. Sequentially gross profit was up 7.3% due to improved sales volumes versus the first quarter of 2019.
Specialty Adjusted EBITDA decreased by $14.2 million, or 31.4%, to $31.0 million, in the second quarter of 2019 as compared to the second quarter of 2018, reflecting the decrease in gross profit and slightly increased fixed costs year over year. Accordingly, the Adjusted EBITDA margin decreased 940 basis points to 22.3%. Compared to the first quarter of 2019, Adjusted EBITDA, however, increased sequentially by 5.6%.

RUBBER CARBON BLACK
	Q2 2019	Q2 2018	Y-o-Y Comparison in %
Volume (kmt)	200.6	207.8	(3.5)%
Volume (kmt) adjusted for plant consolidation in South Korea (1)	200.6	200.0	0.3%
Net sales in USD million	259.7	248.9	4.3%
Gross Profit in USD million	59.6	54.7	9.0%
Gross Profit/metric ton in USD	297.3	263.3	12.9%
Adjusted EBITDA in USD million	40.5	35.9	12.7%
Adjusted EBITDA/metric ton in USD	201.9	172.9	16.8%
Adjusted EBITDA Margin (%)	15.6	14.4
(1) Prior year volumes adjusted by 7.8 kmt sold by the closed South Korean plant to provide for a comparison on a like-to-like basis.
Rubber Carbon Black volumes increased 0.3%, in the second quarter of 2019 as compared to the second quarter of 2018, allowing for the impact on volumes of the consolidation of our plants in South Korea. On an unadjusted basis volumes declined by 7.2 kmt, or 3.5% from the second quarter of 2018 to the second quarter of 2019. On a sequential basis, volumes increased by 0.9% versus the first quarter of 2019.
Net sales increased by $10.8 million, or 4.3% to $259.7 million, in the second quarter of 2019 as compared to the second quarter of 2018, primarily due the pass through of higher feedstock costs to customers, base price and surcharge increases, offset by lower volumes and negative foreign exchange rate translation effects. Sequentially net sales increased by 2.6%.
Gross profit increased by $4.9 million, or 9.0% to $59.6 million as a result of base price increases partially offset by negative foreign exchange rate translation effects and feedstock differentials. Sequentially gross profit increased versus the first quarter of 2019 by 5.4%.
Rubber Adjusted EBITDA increased by $4.6 million, or 12.7%, to $40.5 million, in the second quarter of 2019 compared to the second quarter of 2018, reflecting the benefit of higher gross profit. Adjusted EBITDA margin was 15.6% in the second quarter of 2019 compared to 14.4% in the second quarter of 2018. Sequentially, Adjusted EBITDA was up by $5.3 million, or 15.2%, versus the first quarter of 2019, again essentially in line with the change in gross profit.
Balance Sheet and Cash Flow
As of June 30, 2019, the Company had cash and cash equivalents of $53.2 million, a decrease of $3.8 million from December 31, 2018. Net Debt increased slightly to $651.8 million from $635.5 million at year ended December 31, 2018. The Net Debt represents a multiple of 2.39 times LTM Adjusted EBITDA, compared to 2.16 times at the year ended December 31, 2018.

The following table shows our current net debt position as of June 30, 2019 compared to December 31, 2018:

	June 30, 2019	December 31, 2018
	(In million)
Term loans	$643.8	$650.0
Capitalized transaction costs (long-term)	(5.5)	(6.3)
Long-term financial debt, net	$638.3	$643.7
Term loans (current)	$8.1	$8.1
Capitalized transaction costs (current)	(1.4)	(1.5)
Short term local bank loans	53.0	28.6
Other short term financial liabilities	—	5.7
Short-term financial debt, net	$59.7	$41.0
Cash and cash equivalents	$53.2	$57.0
add-back capitalized transaction costs (long-term and current)	$(7.0)	$(7.7)
Net Debt 1)	$651.8	$635.5

1)	Long-term financial debt, net plus short-term financial debt, net less cash and cash equivalents and add back of capitalized transaction costs
Capitalized transaction costs as well as non-current debt from financial derivatives and other non-current liabilities are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the second quarter of 2019 amounted to $48.0 million, consisting in particular of a consolidated profit for the period of $24.7 million, adjusted for depreciation and amortization of $25.4 million with other impacts mostly offsetting each other. Net working capital totaled $291.2 million as of June 30, 2019, compared to $282.9 million as of December 31, 2018. Net Working Capital at the end of the second quarter of 2019 ended at 68 days.
Cash outflows from investing activities in the second quarter of 2019 amounted to $38.4 million reflecting capital expenditure for improvements in the manufacturing network and the Specialty expansion in Ravenna, Italy as well as investments in order to comply with the settlement agreement with the US EPA, which is subject to a claim for reimbursement from Evonik AG.
Cash outflows from financing activities for the second quarter of 2019 amounted to $17.2 million and included local short-term borrowings, less the quarterly dividend, regular interest and debt payments.
2019 Outlook
“We are encouraged by the sequential improvement we have seen as the year progressed and with it our performance in the second quarter. The macroeconomic environment remains however somewhat more challenging than we anticipated at the end of the last quarter, especially in the automotive markets. Therefore, for the second half of the year, we anticipate that customers will continue running at conservative production and inventory levels for the remainder of 2019. Our revised guidance for 2019 also takes in to account a continued negative effect of product mix in Specialty, as well as the negative impact of feedstock differentials in both Rubber and Specialty described above,” Mr. Painter said. “Given this change in outlook for the second half of 2019, we are trimming our guidance for full year Adjusted EBITDA for 2019 to the range of $265 million to $285 million, from our previous guidance of $280 million to $300 million."

Mr. Painter continued, "With this economic backdrop, we continue to focus on actions within our control, making progress on our profit improvement program, continuing to work on pricing excellence, gaining qualifications on new products, and debottlenecking targeted products. In terms of other areas of guidance, we are currently pacing our cash capital expenditures excluding US EPA settlement capex to be in the range of $75 to $80 million consisting of base capex and the already announced specialty line investment in Ravenna, Italy. We expect the US EPA settlement related capex for 2019 to be in the range of an additional $60 to $65 million, before any reimbursement to us by Evonik for this expenditure.”
CFO Transition
Charles Herlinger, Chief Financial Officer (CFO) plans to retire after his successor has been identified and transitioned into the role. A search has been launched and the Company expects to appoint a new CFO by the end of 2019. Mr. Herlinger has been the CFO of Orion since July 2011.
 “On behalf of the Board of Directors and the management team, I would like the thank Charles for his leadership, his many years of service and numerous contributions to Orion. Charles was instrumental in laying the foundation for the company’s success in entering the public markets. During his time as CFO, he has built a strong finance organization that has played a key role in delivering solid financial returns for our shareholders,” said Corning Painter, Chief Executive Officer. “I am pleased that Charles is committed to helping us ensure a smooth transition to new leadership and I wish him all the best in his well-earned retirement.”
In announcing his plans, Charles Herlinger said, “I have enjoyed a fulfilling career with Orion, helping to build a leading carbon black business. I have worked with many wonderful and capable people, and I admire them for their dedication to the Company and their contributions to our success. Now we have successfully completed a number of longer-term finance projects, including the conversion to US GAAP, US dollar reporting, and the admission to the Russell indices, it is the right time to pass the baton on to new leadership. I look forward to working closely with Corning and the Board in selecting my successor and helping that individual to smoothly transition into the role.”

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, August 2nd 2019, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through August 9th, 2019:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13692636
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information, please visit our website www.orioncarbons.com.
Forward Looking Statements
This document contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning.

These forward-looking statements include, without limitation, statements about the following matters: • our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations; • the installation of pollution control technology in our U.S.

manufacturing facilities pursuant to the EPA consent decree described herein; • the outcome of any in-progress, pending or possible litigation or regulatory proceedings; and • our expectation that the markets we serve will continue to grow.

All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others: • negative or uncertain worldwide economic conditions;• volatility and cyclicality in the industries in which we operate; • operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters; • our dependence on major customers; • our ability to compete in the industries and markets in which we operate; • our ability to develop new products and technologies successfully and the availability of substitutes for our products; • our ability to implement our business strategies; • volatility in the costs and availability of raw materials(including but not limited to any and all effects from restrictions imposed by the MARPOL convention and respective International Maritime Organization (IMO) regulations in particular to reduce sulphur oxides (SOx) emissions from ships) and energy; • our ability to realize benefits from investments, joint ventures, acquisitions or alliances; • our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects; • information technology systems failures, network disruptions and breaches of data security; • our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages; • our ability to recruit or retain key management and personnel; • our exposure to political or country risks inherent in doing business in some countries; • geopolitical events in the European Union, and in particular a “no-deal Brexit” which may impact the Euro; • environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities; • possible future investigations and enforcement actions by governmental or supranational agencies; • our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases; • market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy; • litigation or legal proceedings, including product liability and environmental claims; • our ability to protect our intellectual property rights and know-how; • our ability to generate the funds required to service our debt and finance our operations; • fluctuations in foreign currency exchange and interest rates; • the availability and efficiency of hedging; • changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation; • potential impairments or write-offs of certain assets; • required increases in our pension fund contributions; • the adequacy of our insurance coverage; • changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions; • our indemnities to and from Evonik ; • challenges to our decisions and assumptions in assessing and complying with our tax obligations; • our status as a foreign private issuer; and • potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.

You should not place undue reliance on forward-looking statements. We present certain financial measures that are not prepared in accordance with Generally Accepted Accounting Standards (US GAAP) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. These non-US GAAP measures are Contribution Margin, Contribution Margin per Metric Ton, Adjusted EBITDA, Adjusted EPS, Net Working Capital and Capital Expenditures. Adjusted EBITDA, Adjusted EPS, Contribution Margins and Net Working Capital are not measures of performance under US GAAP and should not be considered in isolation or construed as substitutes for net sales, consolidated profit (loss) for the period, operating result (EBIT), gross profit or other US GAAP measures as an indicator of our operations in accordance with US GAAP. For a reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP measures, see Appendix.

Reconciliation of Non-GAAP Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with US GAAP or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. We refer to to these measures as “non-GAAP” financial measures. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under US GAAP. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other US GAAP-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our net sales. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of net sales that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is as well a non-GAAP financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
We have not provided a reconciliation of forward-looking Adjusted EBITDA to the most comparable GAAP measure of net income. Providing net income guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactions and other non-core operating items that are included in net income. Reconciliations of this non-GAAP measure with the most comparable GAAP measure for historic periods are indicative of the reconciliation that will be presented upon completion of the periods covered by the non-GAAP guidance.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable GAAP measure:

Reconciliation of profit or (loss)	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Net income	$24,748	$53,081	$43,702	$79,835
Add back income tax expense	9,309	20,743	18,748	31,089
Add back equity in earnings of affiliated companies, net of tax	(153)	(144)	(290)	(293)
Income from operations before income taxes and equity in earnings of affiliated companies	33,904	73,680	62,160	110,631
Add back interest and other financial expense, net	7,566	8,777	14,009	17,159
Income from operations (EBIT)	41,470	82,457	76,169	127,790
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	25,404	24,239	49,499	49,029
EBITDA	66,874	106,696	125,668	176,819
Equity in earnings of affiliated companies, net of tax	153	144	290	293
Restructuring expenses (1)	1,034	(29,751)	1,123	(28,485)
Consulting fees related to Company strategy (2)	987	151	2,230	1,035
Long term incentive plan	1,559	2,853	5,112	5,953
Other adjustments (3)	921	1,055	1,672	1,525
Adjusted EBITDA	$71,528	$81,148	$136,095	$157,140

(1)	Restructuring expenses for the three and six months ended June 30, 2019 and 2018, respectively, are related to our strategic realignment of our worldwide Rubber footprint.

(2)
Consulting fees related to the Orion strategy include external consulting for establishing and executing Company strategies relating to Rubber footprint realignment, conversion to US dollar and GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.

(3)
Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the three and six months ended June 30, 2019 and 2018, respectively, primarily relate to costs to meet the EPA requirements.

Adjusted EPS	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Net Income	$24,748	$52,691	$43,702	$76,919
Catch up net income impact due to USGAAP conversion	—	390	—	2,916
add back NRIs and Ambes Impairment	1,908	1,206	3,902	2,560
add back restructuring income/expenses, net	1,034	(29,751)	1,123	(28,485)
add back LTIP	1,559	2,853	5,112	5,953
add back amortization	2,435	3,886	4,883	7,888
add back foreign exchange rate impacts	2,273	2,268	834	2,667
Amortization of transaction costs	759	178	1,100	381
Release of transaction costs due to repayment	—	1,738	—	1,738
Catch up transaction cost impact due to USGAAP conversion	—	(1,350)	—	(1,058)
Tax effect on add back items at 30.0% estimated tax rate	(2,990)	5,692	(5,086)	2,507
Adjusted net income	$31,726	$39,801	$55,570	$73,986

Total add back items	$6,978	$(13,280)	$11,868	$(5,849)
Impact add back items (USD per share)	$0.12	$(0.23)	$0.20	$(0.10)
+ Earnings per share (USD per share), basic	$0.41	$0.89	$0.73	$1.34
Adjusted EPS (USD per share)	$0.53	$0.66	$0.93	$1.24

Condensed consolidated statements of operations of Orion Engineered Carbons S.A.
for the three and six months ended June 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Net sales	$399,016	$391,586	$783,730	$798,285
Cost of sales	294,978	278,813	581,723	573,109
Gross profit	104,038	112,773	202,007	225,176
Selling, general and administrative expenses	52,117	54,158	107,694	113,069
Research and development costs	4,914	4,644	10,043	9,705
Other (income)/expenses, net	4,503	1,265	6,978	3,097
Restructuring income	—	40,253	—	40,253
Restructuring expenses	1,034	10,502	1,123	11,768
Income from operations	41,470	82,457	76,169	127,790
Interest and other financial expense, net	7,566	8,777	14,009	17,159
Income from operations before income tax expense and equity in earnings of affiliated companies	33,904	73,680	62,160	110,631
Income tax expense	9,309	20,743	18,748	31,089
Equity in earnings of affiliated companies, net of tax	153	144	290	293
Net income	$24,748	$53,081	$43,702	$79,835

Weighted-average shares outstanding (in thousands of shares):
Basic	59,984	59,590	59,752	59,456
Diluted	61,125	60,743	61,119	60,866
Earnings per share (USD per share):
Basic	$0.41	$0.89	$0.73	$1.34
Diluted	$0.40	$0.87	$0.72	$1.31

Condensed consolidated statements of financial position of Orion Engineered Carbons S.A.
as at June 30, 2019 and December 31, 2018

				June 30, 2019	December 31, 2018
				(In thousands, except share data)
Current assets
Cash and cash equivalents				$53,159	$57,016
Accounts receivable, net of reserve for doubtful accounts
of	$5,594	and	$5,081	280,513	262,821
Other current financial assets				6,809	12,573
Inventories				174,438	183,629
Income tax receivables				17,671	24,342
Prepaid expenses and other current assets				33,549	34,938
Total current assets				566,139	575,319
Property, plant and equipment, net				470,612	483,534
Operating lease right-of-use assets				29,979	—
Goodwill				55,207	55,546
Intangible assets, net				85,232	95,245
Investment in equity method affiliates				5,024	5,332
Deferred income tax assets				55,694	52,395
Other financial assets				2,895	2,723
Other assets				4,984	2,928
Total non-current assets				709,627	697,703
Total assets				$1,275,766	$1,273,022

Current liabilities
Accounts payable	$163,755	$163,585
Current portion of long term debt and other financial liabilities	59,693	41,020
Current portion of employee benefit plan obligation	850	855
Accrued liabilities	41,302	56,297
Income taxes payable	19,160	28,086
Other current liabilities	34,525	30,493
Total current liabilities	319,285	320,336
Long-term debt, net	638,300	643,748
Employee benefit plan obligation	60,726	60,377
Deferred income tax liabilities	46,585	45,504
Other liabilities	43,545	44,161
Total non-current liabilities	789,156	793,790

Stockholders' equity
Common stock
Authorized: 65,035,579 and 89,452,626 shares with no par value
Issued – 60,729,289 and 60,035,579 shares with no par value
Outstanding – 60,212,208 and 59,518,498 shares	85,032	84,254
Less cost of 517,081 and 517,081 shares of common treasury stock	(8,683)	(8,683)
Additional paid-in capital	61,403	63,544
Retained earnings	59,165	39,409
Accumulated other comprehensive loss	(29,592)	(19,628)
Total stockholders' equity	167,325	158,896
Total liabilities and stockholders' equity	$1,275,766	$1,273,022

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three and six months ended June 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(In thousands)
Cash flows from operating activities:
Net income	$24,748	$53,081	$43,702	$79,835
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment and amortization of intangible assets	25,404	24,239	49,499	49,029
Amortization of debt issuance costs	555	1,180	1,090	1,835
Share-based incentive compensation	1,559	2,853	5,112	5,953
Deferred tax benefit	839	(794)	(2,074)	(791)
Foreign currency transactions	(645)	5,618	290	2,756
Other operating non-cash expenses/(income)	3,264	(41,350)	4,292	(40,918)
Changes in operating assets and liabilities
(Increase)/decrease in trade receivables	(6,550)	(4,935)	(19,173)	(52,783)
(Increase)/decrease in inventories	(847)	(21,763)	7,099	(21,774)
Increase/(decrease) in trade payables	2,996	594	6,864	12,552
Increase/(decrease) in provisions	5,995	11,211	(14,826)	(2,117)
Increase/(decrease) in tax liabilities	(4,084)	8,250	(2,336)	15,012
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(5,276)	(20,723)	(5,410)	(9,740)
Net cash provided by operating activities	47,958	17,461	74,129	38,849
Cash flows from investing activities:
Cash received from the disposal of intangible assets and property, plant and equipment	—	64,672	—	64,672
Cash paid for the acquisition of intangible assets and property, plant and equipment	(38,370)	(33,940)	(60,857)	(59,870)
Net cash (used in)/provided by investing activities	(38,370)	30,732	(60,857)	4,802
Cash flows from financing activities:
Payments for debt issue costs	(1,721)	(631)	(1,721)	(631)
Repayments of long-term debt	(2,029)	(2,054)	(4,047)	(4,188)
Cash inflows related to current financial liabilities	41,605	2,078	78,687	7,151
Cash outflows related to current financial liabilities	(36,509)	(11,988)	(59,332)	(11,988)
Dividends paid to shareholders	(12,042)	(11,944)	(23,946)	(23,808)
Taxes paid for shares issued under net settlement feature	(6,475)	(4,741)	(6,475)	(4,741)
Net cash used in financing activities	(17,171)	(29,280)	(16,834)	(38,205)
Increase (decrease) in cash, cash equivalents and restricted cash	(7,583)	18,913	(3,562)	5,446
Cash, cash equivalents and restricted cash at the beginning of the period	60,921	62,722	61,604	75,213
Effect of exchange rate changes on cash	(146)	(3,537)	(346)	(2,561)
Cash, cash equivalents and restricted cash at the end of the period	57,696	78,098	57,696	78,098
Less restricted cash at the end of the period	4,537	4,645	4,537	4,645
Cash and cash equivalents at the end of the period	$53,159	$73,453	$53,159	$73,453
Cash paid for interest, net	$(3,142)	$(8,327)	$(9,166)	$(14,235)
Cash paid for income taxes, net of refunds	$(9,116)	$(13,288)	$(17,880)	$(16,869)
Supplemental disclosure of non-cash activity
Liabilities under built-to-suit lease	$—	$7,163	$—	$14,328
Liabilities for leasing - current	$1,782	$—	$6,926	$—
Liabilities for leasing - non-current	$(1,632)	$—	$23,955	$—